UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Televisa

**Press Release**
**FOR IMMEDIATE RELEASE**

# GRUPO TELEVISA FILES FORM 20-F

Mexico City, July 1, 2009 - Grupo Televisa, S.A.B. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO) today announced that, as required, the company's Form 20-F has been filed with the United States Securities and Exchange Commission. The document is also available in the company's corporate website at www.televisair.com. Any shareholder may request a printed copy of the company's complete audited financial statements, free of charge, by contacting Televisa's investor relations department.

*Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct to home satellite services, cable television and telecommunication services, magazine publishing and publishing distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.*

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**Investor Relations:**

**Carlos Madrazo**
**María José Cevallos**
Tel: (5255) 5261-2445
Fax: (5255)5261-2494
ir@televisa.com.mx
http://www.televisa.com
http://www.televisair.com

**Media Relations:**

**Manuel Compeán**
Tel: (5255) 5728 3815
Fax: (5255) 5728 3632
mcompean@televisa.com.mx
http://www.televisa.com

Grupo Televisa, S.A.B. PRESS RELEASE page 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 3, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President